Exhibit 99.1

NEWS RELEASE

Attention: Financial Editors	Stock Symbols:	PGF - TSX PGH - NYSE

PENGROWTH ENERGY CORPORATION ANNOUNCES FURTHER MEASURES TO MAINTAIN FINANCIAL FLEXIBILITY

(Calgary, July 6, 2012) /Marketwire/ - In response to ongoing weakness in both spot and forward commodity price markets, wider differentials for Alberta crude oil and increased uncertainty in the capital and property disposition markets, Pengrowth today announced that its monthly dividend payment will be reduced to Cdn $0.04 per month. The dividend change will come into effect for the dividend payable August 15, 2012 to shareholders of record as of July 23, 2012.

This initiative follows a $200 million pro forma capital expenditure reduction that coincided with the NAL acquisition, which was announced on March 23, 2012.

These measures are intended to safeguard Pengrowth’s financial and balance sheet strength. They provide additional flexibility required to continue to capitalize on Pengrowth’s expanded, high quality drilling inventory, take advantage of opportunities in the acquisition market, generate additional funding to move the Lindbergh SAGD project forward and expand Pengrowth’s inventory of SAGD projects. They complement Pengrowth’s continued focus on managing the company’s exposure to commodity price fluctuations and providing a measure of stability to cash flow through its hedging program.

“Our first move in this challenging environment was to reduce capital expenditures, which we did with the NAL acquisition. We need to continue to fund our capital program and want to be able to take advantage of attractive acquisition opportunities that present themselves,” said Derek Evans, President and Chief Executive Officer of Pengrowth. “The reduction of the dividend, in conjunction with the capital expenditure reduction and our ongoing hedging programs, should enhance our financial flexibility and provide us with “dry powder”, as Pengrowth becomes a leading operator of high quality, niche SAGD projects like Lindbergh. We are encouraged by the early performance of the Lindbergh pilot, which is meeting our expectations. We look forward to providing a Lindbergh reserve and production update with our second quarter results and remain very confident about the portfolio of opportunities we have assembled.”

Dividends are reviewed monthly and will be subject to the discretion of the Board of Directors of Pengrowth  and may vary depending on a variety of factors and conditions existing from time to time, including fluctuations in commodity prices, production levels, capital expenditure requirements, debt service requirements, operating costs, royalty burdens, foreign exchange rates and the satisfaction of the liquidity and solvency tests imposed by the Business Corporations Act (Alberta) for the declaration and payment of dividends.

About Pengrowth:

Pengrowth Energy Corporation is a dividend-paying, intermediate Canadian producer of oil and natural gas, headquartered in Calgary, Alberta. Pengrowth’s assets include Swan Hills light oil, Cardium light oil and liquids-rich gas and the Lindbergh Steam Assisted Gravity Drainage ("SAGD”) project. Pengrowth’s shares trade on both the Toronto Stock Exchange under the symbol “PGF” and on the New York Stock Exchange under the symbol “PGH”.

PENGROWTH ENERGY CORPORATION
Derek Evans
President and Chief Executive Officer

For further information about Pengrowth, please visit our website www.pengrowth.com or contact:
Investor Relations, E-mail: investorrelations@pengrowth.com
Telephone: (403) 233-0224 Toll Free: 1-888-744-1111

Caution Regarding Forward Looking Information:
This press release contains forward-looking statements within the meaning of securities laws, including the "safe harbour" provisions of Canadian securities legislation and the United States Private Securities Litigation Reform Act of 1995.  Forward-looking information is often, but not always, identified by the use of words such as "anticipate", "believe", "expect", "plan", "intend", "forecast", "target", "project", "guidance", "may", "will", "should", "could", "estimate", "predict" or similar words suggesting future outcomes or language suggesting an outlook.  This forward-looking information includes, among others, statements regarding business strategy, plans and other expectations, beliefs, goals, objectives, information and statements about possible future events. Specific forward-looking statements in this press release include, but are not limited to, statements with respect to reduction in capital spending, reduction in monthly dividends, anticipated cash flow for the balance of 2012 and for 2013, our financial flexibility, hedged volumes for 2012 and 2013 and future SAGD operations including the reserve life and decline rates of such properties.

Forward-looking statements and information are based on Pengrowth’s current beliefs as well as assumptions made by, and information currently available to, Pengrowth concerning anticipated financial performance, business prospects, strategies and regulatory developments, future oil and natural gas commodity prices and differentials between light, medium and heavy oil prices, future oil and natural gas production levels, future exchange rates,  the proceeds of anticipated divestitures, the amount of future cash dividends paid by Pengrowth, the cost of expanding our property holdings, our ability to obtain equipment in a timely manner to carry out development activities, our ability to market our oil and gas successfully to current and new customers, the impact of increasing competition, our ability to obtain financing on acceptable terms, and our ability to add production and reserves through our acquisition, development and exploration activities.  Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks that predictions, forecasts, projections and other forward-looking statements will not be achieved.  We caution readers not to place undue reliance on these statements as a number of important factors could cause the actual results to differ materially from the beliefs, plans, objectives, expectations and anticipations, estimates and intentions expressed in such forward-looking statements.  These factors include, but are not limited to: the volatility of oil and gas prices; production and development costs and capital expenditures; the imprecision of reserve estimates and estimates of recoverable quantities of oil, natural gas and liquids; Pengrowth's ability to replace and expand oil and gas reserves; environmental claims and liabilities; incorrect assessments of value when making acquisitions or dispositions; increases in debt service charges; the loss of key personnel; the marketability of production; defaults by third party operators; unforeseen title defects; fluctuations in foreign currency and exchange rates; inadequate insurance coverage; counterparty risk; compliance with environmental laws and regulations; changes in tax and royalty laws; Pengrowth's ability to access external sources of debt and equity capital; and the implementation of greenhouse gas emissions legislation. Further information regarding these factors may be found under the heading "Risk Factors" in our most recent Annual Information Form, under the heading "Business Risks" in our most recent year-end Management's Discussion and Analysis, and in our most recent consolidated financial statements, management information circular, quarterly reports, material change reports and news releases.

Readers are cautioned that the foregoing list of factors that may affect future results is not exhaustive.  When relying on our forward-looking statements to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events.  Furthermore, the forward-looking statements contained in this press release are made as of the date of this press release, and Pengrowth does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law. The forward-looking statements contained in this press release are expressly qualified by this cautionary statement.

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